

June 14, 2012

Otavio Ladeira de Medeiros
Federative Republic of Brazil
Ministry of Finance
Secretary of the National Treasury
Esplanada dos Ministérios
Bloco. P
70048-900 – Brasilia-DF
Brazil

> **Re:** **Federative Republic of Brazil**
> **Registration Statement under Schedule B**
> **File No. 333-181500**
> **Filed May 17, 2012**
>
> **Form 18-K for Fiscal Year Ended December 31, 2010, as amended**
> **File No. 333-06682**
> **Filed September 30, 2011 and May 17, 2012**

Dear Sir:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your document and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 18-K
General

1. Please update the statistical data included in the annual report because most data is provided as of 2010. We note that you have included updates to the selected economic indicators in amendments to the annual report. However, most of the tables included in the 2010 annual report have not been updated to present 2011 information. Also, provide the 2012 budget data.

2. Under an appropriately captioned section, please describe and detail Brazil's swaps portfolio.

3. Under an appropriately captioned section, please describe various matters that would appear material to investors regarding Brazil's financial and economic outlook. This section should discuss issues including, but not limited to, the economic impact of the worldwide slowdown, highlighted by the ongoing debt concerns in Europe, as well as Brazil's wide wealth disparity, high crime rate, and environmental issues.

Federative Republic of Brazil, page 2

4. For the external funded debt table, please delineate the fixed and floating interest rates by currency.

5. The footnote to the external funded debt table states that Brazil has additional external funded debt in the amount of $9.9 billion as of 2010. Please detail these debts in the table.

Exhibit D

Area and Population, page D-9

6. Please provide statistics regarding the age distribution of the population as well as the average age of the population.

Gross Domestic Product, page D-19

7. Please include the base values for the classes, activities and sectors identified in Tables 5 and 6.

Foreign Exchange Rates and Exchange Controls, page D-45

8. The third to last paragraph states that Brazil's Central Bank has sold "inverted swaps" at "net market value." Please clarify the meaning of "net market value." Please note if "net market value" refers to either the value of the swap or the notional value of the swap.

2011 Budget, page D-64

9. Table No. 25 lists, among other things, the total revenues received by the Federal Government. Please identify the subcategories that comprise the "administrative revenue," "other revenues" and "social security receipts" categories.

Tables and Supplementary Information, page D-80

>   10. Please provide the interest rate, issue date and final maturity date for each issuance of debt.

Exhibit Q to Amendment No. 4 to Annual Report

Recent Development, page 2

>   11. The general inflation index (IGP-DI) and the consumer price index (IPCA) have differed by several percentage points over the period of time presented. Please provide an explanation as to why this difference exists.

Foreign Investment, page 5

>   12. Please detail the maximum penalties that individuals and Chevron may incur as a result of the oil spill incident.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Bavaria

Ellie Bavaria
Special Counsel

cc: Gregory Harrington, Esq.
       Arnold & Porter LLP